Exhibit (d)(19)

EXHIBIT V

to the

Investment Advisory Contract

Marshall Small-Cap Value Fund

For all services rendered by Adviser hereunder, the above-named Portfolio of the Fund shall pay to Adviser and Adviser agrees to accept as full compensation for all services rendered hereunder, an annual investment advisory fee equal to 0.75% of the average daily net assets of the Portfolio.

The advisory fee shall accrue daily at the rate of 1/365th of 0.75% applied to the daily net assets of the Portfolio.

The advisory fee so accrued shall be paid to Adviser daily.

Effective this 22nd day of February, 2011.

M&I Investment Management Corp.

By:	/s/ Timothy M. Bonin
Name: Timothy M. Bonin
Title: Vice President

Marshall Funds, Inc.

By:	/s/ John M. Blaser
Name: John M. Blaser
Title: President